BGIN BLOCKCHAIN LIMITED

February 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: BGIN BLOCKCHAIN LIMITED

Amendment No. 9 to Draft Registration Statement on Form F-1

Submitted January 24, 2025

CIK No. 0001945565

Ladies and Gentlemen:

BGIN BLOCKCHAIN LIMITED (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 5, 2025 regarding the above-referenced confidential Amendment No. 9 to the Draft Registration Statement on Form F-1 submitted by the Company on January 24, 2025. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement on Form F-1”) is being filed by the Company to accompany this response letter.

Amendment No. 9 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flow Summary

Six Months Ended June 30, 2024 and 2023, page 103

1.	We note the changes made to your disclosure in response to prior comment 1. With respect to your contract liabilities, we note that the balance increased from $1,980,569 as of December 31, 2023 to $23,072,773 as of June 30, 2024. Revise your disclosure to explain the significant reasons for the increase. Tell us why the cash flow statement only reflects an increase of $337,824.

Response: In response to the Staff’s comment, we added additional discussion on page 110 of our Registration Statement on Form F-1 to explain the increases in our contract liabilities. The cash flow statement only reflected an increase of $337,824 because the remaining increase in contract liabilities were paid by customers using USDT coins. We have added another line under “Supplemental Disclosure of Cash Flows Information” to reflect the non-cash increase to contract liabilities.

Overview of Global Blockchain and Cryptocurrency Market

Bitcoin, page 110

2. Please update your revised disclosure on pages 110 to 111 to disclose bitcoin’s current block reward and the date it was changed.

Response: In response to the Staff’s comment, we revised our disclosure on page 117 of our Registration Statement on Form F-1 to disclose Bitcoin’s current block rewards and the date it was changed.

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We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC